Compact Fluorescent Lamps

Compact fluorescent lamps (CFLs) combine the energy efficiency of fluorescent lighting with the convenience and popularity of incandescent fixtures.

CFLs can replace incandescents that are roughly 3–4 times their wattage, saving up to 75% of the initial lighting energy. Although CFLs cost 3–10 times more than comparable incandescent bulbs, they last 6–15 times as long (6,000–15,000 hours). See How CFLs Compare with Incandescents for more information.

How They Work

CFLs work much like standard fluorescent lamps. They consist of two parts: a gas-filled tube, and a magnetic or electronic ballast. The gas in the tube glows with ultraviolet light when electricity from the ballast flows through it. This in turn excites a white phosphor coating on the inside of the tube, which emits visible light throughout the surface of the tube.

CFLs with magnetic ballasts flicker slightly when they start. They are also heavier than those with electronic ballasts. This may make them too heavy for some light fixtures. Electronic ballasts are more expensive, but light immediately (especially at low temperatures). They are also more efficient than magnetic ballasts. The tubes will last about 10,000 hours and the ballast about 50,000 hours. Most currently available CFLs have electronic ballasts.

CFLs are designed to operate within a specific temperature range. Temperatures below the range cause reduced output. Most are for indoor use, but there are models available for outdoor use. You can find a CFL's temperature range on most lamp packages. You should install outdoor CFLs in enclosed fixtures to minimize the adverse effects of colder temperatures.

CFLs are most cost effective and efficient in areas where lights are on for long periods of time. You'll experience a slower payback in areas where lights are turned on for short periods of time, such as in closets and pantries. Because CFLs do not need to be changed often, they are ideal for hard-to-reach areas.

Types of Compact Fluorescent Lamps

CFLs are available in a variety of styles or shapes. Some have two, four, or six tubes. Others have circular or spiral-shaped tubes. The size or total surface area of the tube(s) determines how much light it produces.

Some CFLs have the tubes and ballast permanently connected. Other CFLs have separate tubes and ballasts. This allows you to change the tubes without changing the ballast. There are also types enclosed in a glass globe. These look somewhat similar to conventional incandescent light bulbs, except they're larger.

Sub-CFLs fit most fixtures designed for incandescent lamps. Although most CFLs fit into existing 3-way light sockets, only a few special CFL models can be dimmed.

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Product Information
Compact Fluorescent Lights ▸
ENERGY STAR®

Screwbase Compact Fluorescent Lamp Products ▸
Lighting Research Center

Federal Government Resources
Cleanup and Safe Disposal of CFLs ▸
Environmental Protection Agency

Related Links
Energy-Efficient Ceiling Mounted Residential Luminaires ▸
Lighting Research Center

CFL Downlights ▸
Lighting Research Center

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